EXECUTED COPY



**FORM 6-K**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

**FOR MAY 20, 2002**

# Telecom Argentina STET-France Telecom S.A.

**(Exact name of Registrant as specified in its charter)**

**ARGENTINA**
**(Jurisdiction of Incorporation)**

**Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)**

*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F X FORM 40-F___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___ NO X**

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]* Not applicable

**TELECOM ARGENTINA STET-FRANCE TELECOM S.A.**

**TABLE OF CONTENTS**

**TELECOM**

**FOR IMMEDIATE RELEASE**

**Market Cap: Pesos 1 billion (May 17, 2002)**

**Contacts:**
**Pedro Insussarry**
**Elvira Lazzati**
**Telecom Argentina**
**(54-11) 4968-3627/3626**

**Kevin Kirkeby**
**Golin/Harris International**
**(212) 697-9191**

## TELECOM ARGENTINA STET-FRANCE TELECOM S.A. CLARIFIES ABOUT INFORMATION PUBLISHED BY MEDIA

Buenos Aires, May 17, 2002 – **Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO)** announced that, regarding the article published today by the newspaper Ámbito Financiero where a possible change of shareholders of the Company is mentioned, Telecom Argentina has no official information in this respect.

Even though this news has been published during last months in national and international media, the controlling shareholder of the Company have not issued up to present any official communication about their will to dispose or not of their participation in Telecom Argentina.

*******

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government's transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. ("Nortel"), which acquired the majority of the Company from the Argentine Government, holds 54.74% of Telecom's common stock. Nortel is a holding company controlled by a consortium comprised of the Telecom Italia Group, with 50% of the common stock of Nortel, and the France Telecom Group with the remaining 50%.

On December 31, 2001, Telecom had 984,380,978 shares outstanding.

*******

Juan Carlos Masjoan
President

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: May 20, 2002

By: Juan Carlos Masjoan
Name:
Title:

Ing. Juan Carlos Masjoan
Presidente